EXHIBIT 99.1

FourCubed Management, LLC and Subsidiaries

Consolidated Financial Statements

December 31, 2020 and 2019

FourCubed Management, LLC and Subsidiaries

Independent Auditor’s Report

The Members

FourCubed Management, LLC and Subsidiaries
Minneapolis, Minnesota

We have audited the accompanying consolidated financial statements of FourCubed Management, LLC and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of FourCubed Management, LLC and Subsidiaries as of December 31, 2020 and 2019 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Minneapolis, Minnesota
December 30, 2021

FourCubed Management, LLC and Subsidiaries

Consolidated Balance Sheets
 As of December 31, 2020 and 2019

	2020	2019
Assets
Current assets
Cash and cash equivalents	$1,186,219	$742,224
Accounts receivable, net	518,931	440,350
Total current assets	1,705,150	1,182,574

Noncurrent deferred tax asset	5,500	25,500

Total assets	$1,710,650	$1,208,074

Liabilities and Members’ Equity
Current liabilities
Accounts payable	$703,792	$400,103
Income taxes payable	—	11,137
Accrued expenses	15,394	12,998
Total current liabilities	719,186	424,238

Long-term debt	39,184	—
Total liabilities	758,370	424,238

Members’ equity	952,280	783,836

Total liabilities and members’ equity	$1,710,650	$1,208,074

See notes to consolidated financial statements.

FourCubed Management, LLC and Subsidiaries

Consolidated Statements of Operations
Years Ended December 31, 2020 and 2019

	2020	2019
Net sales	$6,586,560	$5,618,385
Cost of goods sold	5,090,760	4,355,719
Gross profit	1,495,800	1,262,666
Operating expenses
Selling	132,441	57,159
General and administrative	603,765	737,282
Total operating expenses	736,206	794,441
Income from operations	759,594	468,225
Other income (expense) Other income	79,900	169
Other expense	(650)	(33,108)
Total other income (expense), net	79,250	(32,939)
Net income before income taxes	838,844	435,286
Income tax expense	63,872	120,006
Net income	$774,972	$315,280

See notes to consolidated financial statements.

FourCubed Management, LLC and Subsidiaries

Consolidated Statements of Changes in Members’ Equity
Years Ended December 31, 2020 and 2019

Members’ Equity

Balance - December 31, 2018	$752,342
Net income	315,280
Member distributions	(283,786)
Balance - December 31, 2019	783,836
Net income	774,972
Member distributions	(606,528)
Balance - December 31, 2020	$952,280

See notes to consolidated financial statements.

FourCubed Management, LLC and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31, 2020 and 2019

	2020	2019
Cash Flows - Operating Activities
Net income	$774,972	$315,280
Adjustments to reconcile net income to net cash flows - operating activities

Deferred tax assets	20,000	(12,000)
Changes in operating assets and liabilities
Accounts receivable, net	(78,581)	155,338
Prepaid expenses	—	4,949
Accounts payable	303,689	(348,861)
Income taxes payable	(11,137)	(59,026)
Accrued expenses	2,396	(2,066)
Total adjustments	236,367	(261,666)
Net cash flows - operating activities	1,011,339	53,614

Cash Flows - Investing Activities

Proceeds from sale of digital assets	—	23,082
Net cash flows - investing activities	—	23,082

Cash Flows - Financing Activities
Proceeds from long-term debt	39,184	—
Distributions	(606,528)	(283,786)
Net cash flows - financing activities	(567,344)	(283,786)

Net change in cash and cash equivalents	443,995	(207,090)

Cash and Cash Equivalents
Beginning of year	742,224	949,314

End of year	$1,186,219	$742,224

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$55,009	$191,032

See notes to consolidated financial statements.

FourCubed Management, LLC and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 1 – BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

FourCubed Management, LLC (“FCM”) and subsidiaries (together referred to as “the Company”) operate as an advertising agency in the online gaming industry, which is primarily a pay-for-performance and incentive-based industry. The Company markets to international gaming operators and international online marketers. Online gaming operators and marketers partner with the Company to drive traffic to their websites through advertisements of incentive-based offers.

FCM is a limited liability company registered in the state of Minnesota. The members of the Company have limited liability under Minnesota law.

Trendfront Marketing International Limited is based in Malta and CCRTL, LLC is based in Nevis.

6t4 Company (6t4) is a Minnesota based S-Corporation that operates as the management company for the Company.

Principles of Consolidation

The consolidated financial statements represent the consolidated balances of FCM and its wholly-owned subsidiaries, Trendfront Marketing International Limited and CCRTL, LLC. The consolidated financial statements also include the activities of 6t4, as it was determined to be a variable interest entity. All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purpose of the consolidated statements of cash flows, the Company considers cash in financial institutions and all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents. The Company had no cash equivalents at December 31, 2020 and 2019. The Company has cash in various financial institutions and electronic wallets. Certain cash balances may exceed balances subject to insured limits. As of December 31, 2020 and 2019, uninsured cash balances were approximately $800,000 and $345,000, respectively.

Digital Assets

The Company accepts cryptocurrency as a form of payment from its customers. The Company may experience gains or losses on cryptocurrency transactions. The Company did not have any cryptocurrency at December 31, 2020 and 2019.

FourCubed Management, LLC and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 1 – BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable, Net

The Company grants credit to its customers in the normal course of business and expects to receive payments within 30 days of invoice. Accounts receivable are carried at original invoice amount less an estimate made for doubtful accounts. The Company evaluates its need for an allowance for doubtful accounts by performing a review of outstanding receivables, historical collection information, and existing economic conditions. Individual accounts are charged against the allowance when collection efforts have been exhausted. The allowance for doubtful accounts was approximately $20,000 and $89,000 at December 31, 2020, and 2019, respectively.

Paycheck Protection Program Loan

During 2020, the Company applied for and obtained a forgivable loan under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan was subject to forgiveness if during a specified period after the loan origination, the company maintains the same number of employees, did not reduce salaries more than 25%, and uses the proceeds on eligible expenses including payroll, benefits, rents, and utilities. The Company has elected to account for the loan as debt as of December 31, 2020 and will record the loan as other income once it is forgiven.

Revenue Recognition

The Company recognizes revenue in accordance with the Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”), Revenue Recognition from Contracts with Customers. Generally, the Company earns advertising commissions from online gambling sites, for connecting players/gamblers to the sites and subsequent commissions are paid to the Company based on revenue sharing arrangements with the gambling site. The Company has one performance obligation, to make the connection between the online gambling site and the player/gambler. Subsequently, the Company has the right to future earnings from the online gambling site, based on that player/gambler’s activities. The Company recognizes revenue as the services are performed, which is when a player/gambler joins an online gambling site and/or when the player/gambler has performed a revenue share activity as identified in the terms of its contract with the online gambling site.

Cost of Sales

The Company may hire third party marketing partners to perform additional advertising services related to its agreements with online gambling sites. Marketing partners have the ability to earn commissions from the Company for providing advertising services. Cost of sales are recorded as the services are performed.

FourCubed Management, LLC and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 1 – BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

FCM is an LLC that has elected to be taxed as a C-Corporation. FCM evaluates uncertain tax positions using the “more likely than not” threshold (i.e., a likelihood of occurrence greater than fifty percent). The recognition threshold is met when an entity concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination by the relevant taxing authority. Those tax positions failing to qualify for initial recognition are classified as a gross unrecognized tax benefit until the first interim period in which they meet the more likely than not standard, or are resolved through negotiation or litigation with the taxing authority, or upon expiration of the statute of limitations. De-recognition of a tax position that was previously recognized occurs when an entity subsequently determines that a tax position no longer meets the more likely than not threshold of being sustained.

Only the portion of the unrecognized tax benefit that is expected to be paid within one year is classified as a current liability. As a result, liabilities expected to be resolved without the payment of cash (e.g., resolution due to the expiration of the statute of limitations) or are not expected to be paid within one year are not classified as current. It is the Company’s policy to record estimated interest and penalties as income tax expense and tax credits as a reduction in income tax expense.

Deferred income taxes are recorded to reflect the tax consequences in future years of differences between the financial reporting and tax basis of assets and liabilities. Income tax expense is the sum of the tax currently payable and the change in the deferred tax assets and liabilities during the period. Valuation allowances are established when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. FCM evaluates the realizability of its deferred tax assets and the need for a valuation allowance based on all positive and negative evidence.

6t4 has is treated as a pass-through entity for tax purposes. The members report taxable income or loss on their individual tax returns. Therefore, no provision or liability for income taxes has been included in the consolidated financial statements related to 6t4.

Foreign Currency Transaction Gain/Loss

The Company has determined the functional currency of Trendfront Marketing International Limited is the US Dollar. Foreign currency transaction gains and losses are reported in general and administrative expense and other income (expense) in the consolidated statements of operations. The Company recognized foreign currency transaction gains of approximately $80,000 in 2020 of which approximately $76,000 is recorded in other income. The Company recognized foreign currency transaction losses of approximately $32,000 in 2019 of which approximately $7,200 is recorded in other expense.

FourCubed Management, LLC and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 2 – CONCENTRATIONS, RISKS UNCERTAINTIES

Cash in Excess of FDIC Insured Limits

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company has not experienced any losses in such accounts.

Customer Concentrations

During 2020 and 2019, the Company had sales to one customer that represented approximately 92% and 87% of total sales, respectively. Accounts receivable balances due from this same customer represented approximately 88% and 81% of total accounts receivable at December 31, 2020 and 2019, respectively.

Marketing Partner Concentrations

The Company has established relationships with various marketing partners. The loss of a marketing partner could significantly impact the Company’s financial results.

COVID-19 Pandemic

A novel strain of coronavirus (“COVID-19”) was first identified in December 2019, and in March 2020, the World Health Organization categorized COVID-19 as a pandemic. The COVID-19 pandemic affects the Company’s customers, marketing partners, and employees. The ultimate impacts of COVID-19 on the business, results of operations, liquidity and prospects are not fully known at this time. The impact of the COVID-19 outbreak cannot be specifically identified and may result in changes in operations in the future.

NOTE 3 – LONG-TERM DEBT

As part of the Small Business Administration (SBA) Paycheck Protection Program (PPP), the Company received a loan in the amount of $39,184 in 2020. The loan bears interest at 1.00% per annum, however the principal balance of the loan and interest were forgiven subsequent to year end under the terms and conditions of the Coronavirus Aid, Relief, and Economic Security Act. During 2021, the Company recorded the full amount, which was forgiven, as other income when forgiveness was obtained.

FourCubed Management, LLC and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 4 – INCOME TAXES

The provision for income taxes consists of state taxes currently due, and differs from the expected tax provision, computed by applying the federal corporate tax rate, as follows:

	2020	2019

Federal benefit at statutory rate	$28,488	$86,551
State taxes, net of federal benefit	15,384	45,455
Deferred income taxes	20,000	(12,000)

Total provision for income taxes	$63,872	$120,006

Deferred tax assets consist of the following as of December 31, 2020 and 2019:

	2020	2019

Deferred tax asset
Accrued liabilities	$5,500	$25,500

Deferred tax asset	$5,500	$25,500

NOTE 5 – VARIABLE INTEREST ENTITIES

FCM has consolidated activities with 6t4 as it was determined to be a variable interest entity. The carrying amount of assets and liabilities of 6t4 included in the consolidated financial statements are as follows at December 31, 2020 and 2019:

	2020	2019

Current assets	$823,575	$375,834
Long-term assets	—	—

Current liabilities	$(700,746)	$(401,492)
Long-term liabilities	(39,184)	—

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through December 30, 2021, the date which the consolidated financial statements were available for issue, noting the following:

The Company obtained forgiveness of its PPP loan. Refer to Note 3 for further information.